08003967

SUN ENTERTAINMENT HOLDING CORPORATION

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

Nashville
(615) 385-1960
(615) 385-1964 FAX

PROCESSED
JUL 25 2008
THOMSON REUTERS

SEC
Mail Processing
Section
JUL 23 2008
Washington, DC
101

July 15, 2008

United States Securities and Exchange Commission
100 F Street North East
Washington, District of Columbia
United States 20549

Attn: Mail Stop Room 3628

Re: **Sun Entertainment Holding Corporation**
File No: 82-1776

SUPPL

Dear Sir or Madam:

We enclose the following for your information and records:

- Quarterly Report for filing of Form 51 dated 31 MAR, 2008
- Annual Financial Statement for filing of Form 51 dated 31 DEC, 2007
- Insider Trading Report for Terry O. Lashman up to 23 FEB, 2007
- Insider Trading Report for Shelby S. Singleton Jr. up to 29 MAY, 2008
- Insider Trading Report for John A. Singleton up to 29 MAY, 2008
- News Release for Shelby S. Singleton Jr. dated 27 JUNE, 2008
- News Release for John A. Singleton dated 27 JUNE, 2008
- Early Warning Report for Shelby S. Singleton Jr. dated 27 JUNE, 2008
- Early Warning Report for John A. Singleton dated 27 JUNE, 2008

Sun Entertainment Holding Corporation

Yours truly,

Terry O. Lashman
Encl.

7/24

QUARTERLY REPORT
MARCH 31, 2008

SCHEDULE A:

1. Balance Sheet
2. Statements of Operations and Deficit
3. Statement of Changes in Financial Position
4. Notes to Consolidated Financial Statements

SCHEDULE B:

6. Management Discussion

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
March 31, 2008 and December 31, 2007
(Prepared by Management)

Schedule A
Exhibit 1

ASSETS:

	31-Mar-08	31-Dec-07
CURRENT ASSETS:		
Cash	955,675	1,022,956
Royalty Reserve Cash	1,433,512	1,534,433
Accounts receivable	44,686	63,985
Inventory	67,273	57,524
Prepaid expenses	5,910	5,687
Total Current Assets	2,507,056	2,684,585
Fixed Assets; less accumulated depreciation of $35,111(2008), $34,579 (2007)	8,050	8,582
GOODWILL, net of amortization of $80,540 and impairment of $147,535	0	0
	2,515,106	2,693,167
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	975,780	881,996
Income Taxes Payable	155,264	347,042
Due to Affiliate	556,572	538,307
Total current liabilities	1,687,616	1,767,345
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(2,478,105)	(2,379,773)
	827,490	925,822
	2,515,106	2,693,167

Approved by the Directors:

"John A. Singleton" Director

"Terry O. Lashman" Director

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
March 31, 2008
(Prepared by Management)

Schedule A
Exhibit 2

	3 Months Ended Mar 31 2008	3 Months Ended Mar 31 2007
ROYALTY REVENUES	303,982	475,723
INTEREST AND OTHER REVENUES	92,392	51,556
TOTAL REVENUES	396,374	527,279
OPERATING EXPENSES		
Wages	61,518	55,009
Outside Services	40,444	30,543
Office supplies	9,920	2,664
Postage	1,371	3,310
Rent	1,269	852
Auto	4,512	7,068
Security	56	348
Software	585	381
Copy Machine	6,087	236
Telephone	2,843	3,258
Dues & Subscriptions	1,388	1,341
Disposal	1,118	1,006
Copyrights & Trademarks	0	0
Consulting &Commissions	11,791	6,832
Product Costs	100,848	27,239
Royalty Expense	105,421	169,869
Travel, entertainment and promotion	38,705	30,141
Legal and accounting	75,745	31,152
Utilities and taxes	9,289	8,221
Insurance	7,328	8,356
Management fees	36,495	17,603
Listing and transfer fees	7,236	6,439
Bank charges and interest	2,429	1,960
Depreciation	859	2,491
Repairs and maintenance	1,652	1,527
Total operating expenses	528,910	417,846
INCOME (LOSS) FROM OPERATIONS	(132,536)	109,433
FOREIGN EXCHANGE	(91,201)	(59,359)
EARNINGS (LOSS) FOR THE PERIOD	(223,737)	50,074
DEFICIT, BEGINNING	(2,379,773)	(2,766,453)
DEFICIT, ENDING	(2,254,368)	(2,716,379)
EARNINGS (LOSS) PER SHARE	($0.02)	$0.01

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
March 31, 2008
(Prepared By Management)

Schedule A
Exhibit 3

	3 Months Ended Mar 31 2008	3 Months Ended Mar 31 2007
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net income (loss) for the period	(223,737)	50,074
Amortization of goodwill, a charge not involving cash	0	0
	(223,737)	50,074
Net change in non-cash working capital balances relating to operations	55,535	(399,993)
	(168,202)	(349,919)
FINANCING ACTIVITIES		
Advances from directors	0	0
Shares issued	0	0
	0	0
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(168,202)	(349,919)
CASH AT BEGINNING OF PERIOD	2,557,389	2,199,024
CASH AT END OF PERIOD	2,389,187	1,849,105

SCHEDULE A
EXHIBIT 4

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2008

1. NATURE OF OPERATIONS

The Company is engaged principally in receiving royalties for use of its master recordings and the merchandising of recorded music and memorabilia. The Company has the exclusive license rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc. a company controlled by the President and Executive Vice President of the Company. The licensing agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the licensing agreement.

The Company's revenues were derived principally from activity in the United States and the Company's assets are situated principally in the United States.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The significant accounting policies followed by the Company in preparation of these consolidated financial statements, are summarized below. The differences between Canadian GAAP and those generally accepted in the United States are discussed in Note 14 to these consolidated financial statements. All amounts are reported in Canadian dollars unless otherwise stated.

b) Principles of consolidation

These financial statements include the accounts of the Company, which was incorporated in British Columbia, Canada is and listed on the TSX Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

c) Inventory

Inventory consists of retail merchandise including CD recorded music and various consumer memorabilia products promoting the Sun logo. Inventory is stated at the lower of cost using the first-in, first-out inventory method or net realizable value.

d) Revenue recognition

The Company receives both foreign and domestic royalties by licensing its master recordings to users who are licensed to sell recordings from masters leased to them by the Company. Terms of the license agreements vary; however, most agreements specify payments of minimum guaranteed royalties to the Company. The Company follows the practice of recognizing licensee royalties as income upon receipt because revenue earned from most royalty arrangements cannot be reasonably quantified prior to actual receipt and collectability of this revenue cannot be assured until it is actually received.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue from miscellaneous sales of recorded music and merchandise is recognized when product is shipped, persuasive evidence of a sale or other arrangement exists, the amount is determinable and collection is reasonably assured.

e) Record masters and advance royalty payments to artists

The Company follows the practice of charging to operations the cost of master recordings and any advance royalties paid to the artist if those advances are not recovered through royalties earned by the artist during the year.

f) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the U.S. subsidiary are considered to be self-sustaining from those of the parent company as of January 1, 2005 because the financial position of the subsidiary, which uses the U.S. dollar as its functional currency, is such that it is not financially dependant on or integrated with the parent company. The Company employs the current rate method for translating the U.S. dollar denominated financial statements of its subsidiary into Canadian dollars. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the period. The exchange gains and losses arising from the translation of the U.S. subsidiary are recorded as other comprehensive income (loss) and accumulated in a separate component of shareholders' equity.

g) Long-lived assets

The Company reviews its long-lived assets for impairment at least annually or whenever changes in events or circumstances indicate that the carrying amount may not be recoverable. Assets are classified as either held-for-use or available-for-sale. An impairment loss is recognized when the carrying amount of an asset that is held and used exceeds the projected undiscounted future net cash flows expected from its use and disposal, and is measured as the amount by which the carrying amount of the asset exceeds its fair value, which is measured based on discounted cash flows when quoted market prices are not available. For assets available-for-sale, an impairment loss is recognized when the carrying amount exceeds the fair value less costs to sell. The Company's long-lived assets consist of equipment, and to March 31, 2008 no impairment losses have been recognized.

h) Earnings per share

Earnings per share computations are based upon the weighted average number of shares outstanding during the year. As the Company has a simple share structure without stock options or other potentially dilutive instruments only basic earnings per share are presented in these financial statements.

i) Income taxes

The Company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for temporary differences between the financial statement carrying amounts and tax basis for various assets and liabilities using enacted tax laws

and rates applicable to the periods in which these differences are expected to affect taxable income.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

j) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of estimates include the valuation of inventory, recognition of artists' royalty accruals payable and artist royalty expense due to frequent necessary litigation by artists or their estates, recognition of royalty revenues due to the uncertainty over their calculation and timing of receipt, valuation allowances for future income tax assets, amortization and allowances for doubtful accounts receivable.

k) Cash and equivalents

The Company considers all highly liquid instruments with original maturities of three months or less on the date of purchase to be cash equivalents. Cash and equivalents are carried at cost, plus accrued interest, which approximates market value.

l) Stock-based compensation

The Company uses the fair value method in accounting for stock-based compensation and other stock-based payments in accordance with CICA Handbook section 3870. The fair values of any stock-based awards or stock-based payments are expensed over the vesting period. As of March 31, 2008 and 2007 the Company has no stock-based award plans and has not made any stock-based payments.

m) Short-term investments

Short-term investments consist of term deposits held with financial institutions and are classified as held for trading. Short-term investments are recorded at cost plus accumulated interest which approximates fair market value.

n) Variable Interest Entities

Variable interest entities ("VIE") are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns. The Company does not currently have any variable interest entities.

o) New Accounting Standards

Effective January 1, 2007, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These accounting policy changes were adopted on a prospective basis with no restatement of prior period consolidated financial statements:

Section 1530 *Comprehensive Income*

Section 3251 *Equity*

Section 3855 *Financial Instruments – Recognition and Measurement*

Section 3861 *Financial Instruments – Disclosure and Presentation*

Section 3865 *Hedges*

These standards address the classification, recognition and measurement of financials instruments, the inclusion of other comprehensive income, and establish the standards for hedge accounting. Upon the adoption of these new standards the Company's cumulative transaction

adjustment was reclassified to other comprehensive income. There were no other opening adjustments recorded on the adoption of these standards.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

On January 1, 2007, the Company also adopted CICA Section 1506 *Accounting Changes,* which expands requirements relating to voluntary changes in accounting principles, and requires the Company to disclose new sources of GAAP that have been issued but are not yet effective. The Company has not made any voluntary changes in accounting principles affecting these consolidated financial statements. The recent accounting pronouncements that have been issued as new sources of GAAP but are not yet effective are described below:

p) Recent Accounting Pronouncements

CICA Section 1400 *General Standards of Financial Statement Presentation* provides revised guidance on management's responsibility to assess and disclose the Company's ability to continue as a going concern. On January 1, 2008 the Company will adopt this standard and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 1535 *Capital Disclosures* establishes standards for the disclosure of the Company's objectives, policies and processes for managing capital, capital management strategies, as well as quantitative information about capital. On January 1, 2008 the Company will adopt this standard, and management is currently assessing its impact on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 3031 *Inventories* contains expanded guidance related to cost measurement and disclosure requirements. On January 1, 2008 the Company will adopt this standard, and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2008.

CICA Section 3064 *Goodwill and Intangible Assets* replaces Section 3062 *Goodwill and Intangible Assets,* and Section 3450 *Research and Development Costs,* which also resulted in amendments to related guidance contained in AcG-1 1 *Enterprises in the Development Stage* and Section 1000 *Financial Statement Concepts.* These pronouncements and amendments affect the recognition and measurement of intangible assets that include deferred costs related to mineral property exploration. On January 1, 2009 the Company will adopt this standard, and no significant impact is expected on the Company's interim and annual consolidated financial statements for fiscal 2009.

CICA Section 3862 *Financial Instruments - Disclosures* and Section 3863 *Financial Instruments - Presentation* replaces Section 3861 *Financial Instruments - Disclosure and Presentation.* These new sections revise and enhance current disclosure requirements for financial instruments, and place an increased emphasis on disclosure of risk exposure and risk assessments. On January 1, 2008 the Company will adopt this standard and management is currently assessing its impact on the Company's interim and annual consolidated financial statements for fiscal 2008.

In February 2008, the CICA Accounting Standards Board confirmed that public companies will be required to prepare interim and annual financial statements under International Financial Reporting Standards ("IFRS") for fiscal years beginning on or after January 1, 2011. Management is currently assessing the impact of adopting IFRS and it has not yet determined its affect on the Company's consolidated financial statements.

3. FINANCIAL INSTRUMENTS

Fair Values

The carrying value of cash, accounts receivable, accounts payable, due to related parties, and the current portion of note payable approximates their fair values due to the immediate or short-term maturity of these financial instruments. The fair value of the short term investments is estimated at cost plus accumulated interest.

3. FINANCIAL INSTRUMENTS (continued)

a) Foreign Exchange Currency Risk

The Company's financial instruments are substantially all denominated in U.S. dollars, and the U.S. dollar based operations of the Company's subsidiary are converted into Canadian dollars as the reporting currency in these financial statements (see Note 2(f)). Fluctuations in the exchange rates between U.S. and Canadian dollar could have a material effect on the Company's business and on the reported amounts in the Company's financial instruments.

b) Credit and Interest Rate Risks

In management's opinion, the Company is not exposed to significant credit or interest rate risks.

c) Classification

Financial instruments are classified into one of five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and accounting for changes in the value of these investments will depend on their initial classification as follows: held-for-trading financials assets are measured at fair value with changes in fair value recognized in operations. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the change in value is realized or the instrument is derecognized or permanently impaired.

The Company has classified its cash and equivalents and short-term investments as held-for-trading. Accounts payable and amounts due to related parties are classified as other liabilities.

4. GOODWILL

During 2004 the Company undertook a valuation of its wholly-owned subsidiary, Sun Entertainment Corporation, and determined that the remaining amount of the recorded goodwill related to the subsidiary was impaired. Accordingly, the Company provided an impairment allowance of $147,535 to recognize the impairment in the carrying amount of the goodwill. The resulting net carrying amount of goodwill is as follows

Goodwill arising on business combination	$ 228,075	$228,075
Previously amortized	(80,540)	(80,540)
Impairment provision	(147,535)	(147,535)
	$	$

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

Balance Sheet:				
Accounts payable to companies controlled by directors	$	0	$	0
Advances from directors		0		0
Due to companies controlled by directors		556,572		500,635
Income Statement:				
Management fees incurred to a company controlled by a director		6,000		6,000
Royalties incurred to company controlled by directors (Note 2)		14,177		23,433

All related party transactions have been recorded at their exchange amounts which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. SHARE CAPITAL

Issued:	Number of Shares		Value
Balance at March 31, 2008 and 2007	11,921,679	$	3,298,095

7. INCOME TAXES

The reconciliation of differences between the Company's reported income tax expense at the effective rate and the expense that would otherwise result from the application of statutory rates for Canadian and U.S. taxes is as follows:

		2007		2006		2005
Income tax expense at the combined U.S. federal and state statutory tax rate of 35%	$	381,770	$	365,201	$	70,430
Utilization of accumulated tax losses carried forward		(61)		(35,859)		(70,430)
Reduction for effect of lower marginal tax rates		(26,505)		(11,823)		–
Differences between financial statement expenses and tax deductible expenses		7,689		(7,381)		–
Provision for income taxes at effective rate	$	362,893	$	310,138	$	–

Sun Entertainment Holding Corporation has Canadian tax losses of approximately $22,995 available to offset future taxable income. These losses expire after the 2008 year-end.) The significant components of the Company's potential future tax assets are comprised of differences between the financial statement and tax basis of the following items:

7. INCOME TAXES (continued)

2007	**2006**	**2005**	
Canadian tax losses	$7,243	$7,905	$ 86,146
US tax losses	–	–	9,940
Differences for depreciable equipment	(1,448)	(1,573)	571
Differences for exploration expenses	36,646	39,697	42,187
	42,441	46,029	138,844
Less valuation allowance	(42,441)	(46,029)	(138,844)
Net carrying amount	$	– $	– $

8. ECONOMIC DEPENDENCE

Approximately 55% of the Company's sales are made to three customers. (2006 - 42% to two customers) The loss of a material amount of sales to any of these customers could have a material adverse effect on operations.

The Company's operations are dependent on the license rights to use certain master sound recordings owned by Shelby Singleton Enterprises Inc. (see Note 1) as substantially all of the Company's sales are generated from the license rights to use these recordings.

9. CONTINGENCIES

From time to time, the Company is involved in various complaints claims and litigation arising in the ordinary course of its business. These claims relate primarily to disputes over royalties payable, defence of the Company's intellectual property rights, trademarks, and name. At any time the Company may be pursuing one or more of such actions and any expense related to them are expensed as incurred. Expenses relating to settlement of royalty claims are accrued based on management's estimate of the most likely outcome of such claims and are revised as more information is attainable or as claims are settled. The Company is defending an action which claims additional artists' royalties due for certain artists in past years. A provision for the cost of resolving this matter has been included in accrued liabilities. Management expects that this matter will be settled at the cost provided for in accrued liabilities, however due to the inherent uncertainties of this claim; the ultimate resolution of this matter could result in costs in excess of those currently provided for.

10. COMMITMENTS

The Company leases certain equipment and an automobile under long-term leases. The leases expire at varying dates to December 31, 2012.

The premises lease is renewed on a year-to-year basis.

The Company entered into a non-competition agreement with a director for a five-year term commencing October 31, 2007. The Company is committed to annual payments to the director under the agreement of $86,064 (denominated in US$87,100).

10. COMMITMENTS (continued)

The commitments over the next five years are as follows:

2008	$	98,597
2009		98,597
2010		93,297
2011		87,996
2012		73,169

11. SEGMENTED INFORMATION

The Company's activities have been devoted to the reproduction and resale of certain master sound recordings owned by Shelby Singleton Enterprises, Inc.; accordingly, the Company is considered to be in a single line of business and the Company operates in primarily one geographic segment, being North America. Consequently no segmented information has been provided.

12. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which in most respects conform to accounting principals generally accepted in the United States ("US GAAP"). There were no material differences between Canadian and US GAAP in these consolidated financial statements for the years ending December 31, 2007, 2006 and 2005.

Recent US GAAP Pronouncements

In March 2008, the Financial Accounting Standards Board ("FASB") issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement*

No. 133. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The Company is currently evaluating the impact of SFAS No. 161 on its financial statements, and the adoption of this statement is not expected to result in a material effect on the Company's financial statements with respect to its Canadian and US GAAP reporting differences.

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), *Business Combinations.* SFAS No. 141 (revised 2007) establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141 (revised 2007) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this statement is not expected to

result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51.* SFAS No. 160 establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, "Fair Value Measurements". The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements.* The objective of SFAS No. 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to result in a material effect on the Company's future reported financial position or results of operations with respect to its Canadian and US GAAP reporting differences.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and, second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified balance sheet as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement did not have a material effect on the Company's financial statements with respect to its Canadian and US GAAP reporting differences.

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
THREE MONTHS ENDED MARCH 31, 2008

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2007 as well as the unaudited interim consolidated financial statements and notes for the three months ended March 31, 2008.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements with the major record companies such as Universal, SonyBMG, Warner Music Group and EMI, from independent record companies such as Madacy, Time-Life Music and Direct Source Special Products and from digital download companies Apple iTunes and eMusic in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

OVERALL PERFORMANCE

Revenues

Revenues for the three-month period ending March 31, 2008 were $396,374 down 25% compared to $527,279 for the same period of 2007. Royalty and license fee revenues for the current period were $303,982 compared to $475,723 for the same period of 2007, which is a 36% decrease.

During the current period, fifty five (55%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining forty five (45%) percent received from licensees outside the United States. The companies that generate the largest royalty revenues for the company in the United States are Universal Music (a unit of the French company Vivendi), SonyBMG Music (the music partnership of

Bertelsmann Company and Sony Music Entertainment), Madacy Entertainment, Time-Life Music (a Direct Holdings America company) and Direct Source Special Products. Royalty revenues from the digital download companies are becoming more significant for the Company and during the current period these royalties accounted for seventeen (17%) percent of the total royalty revenues received by the Company and this compares to seven (7%) for the same period in 2007. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

Cost of Goods Sold
The cost of goods sold (including royalty expense to artists, producers and publishers) for the three-month period ending March 31, 2008 were $206,269 compared to $197,108 for the same period of 2007. Decreased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused a decrease in the royalty expense portion of cost of goods sold and increased purchases of Sun logo enhanced merchandise caused an increase in the merchandise portion of cost of goods sold.

Expenses
Overhead for the three-month period ending March 31, 2008 was $322,641 compared to $220,738 for the same period of 2007.

Statement of Operations & Deficit
The earnings for the three-month period ending March 31, 2008 were ($223,737) (loss) compared to $50,074 for the same period of 2007. The decrease in earnings was due to the decrease in royalty revenues, increase in overhead and the decline of the value of the US dollar against the Canadian dollar.

Finance & Cash Flow
Cash used in operating activities during the three-month period ending March 31, 2008 was $422,630 compared to $467,920 for the same period of 2007. The decrease in cash usage was primarily due to the billing terms for merchandise purchased during the current period.

No cash was used in investing activities during the three-month period ending March 31, 2008 or for the same period of 2007.

There were no financing activities during the three-month period ending March 31, 2008 or for the same period of 2007.

Worldwide online music sales in 2007 increased by 40% over those in 2006 to about US$3 billion and accounted for an estimated 15% of the global music market, but overall music sales fell about 10% as compared to 2006 to approximately US$17.6 billion at the retail level in 2007, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). In the United States, the world's largest market for music, the Nielsen SoundScan, which tracks point-of-purchase sales, reported that "album" sales in 2007 plunged 15% from sales in 2006. Online sales in the United States saw a surge of 45% over digital sales in 2006.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. "Mystery Train", as performed by Little Junior's Blue Flames, was used in an episode of the HBO series, "The Wire" and "Chapel of Love", as performed by the Dixie Cups, was used in the popular NBC series, "Las Vegas". "You Win Again", as performed by Jerry Lewis, was included in the feature film "Walker Payne". An agreement has been finalized with Time-Life Music for the release of a special Johnny Cash CD in the second quarter of 2008. The use of the Company's ionic Sun Records logo continues to be used on various merchandise that is marketed both by the Company directly and by licensees of the Company to wholesalers and retailers. During the current period, the Company shipped a substantial order of T-shirts containing designs utilizing a combination of the Sun logo and the likeness of Elvis Presley to a major chain whose units combine a restaurant with a nostalgic gift shop. The Company is currently exploring other similar opportunities with companies in different industries. Sun/Elvis merchandise can be seen and ordered through a special website, www.sunelvis.com.

SELECTED ANNUAL INFORMATION

	2007	2006	2005
Revenues	$3,371,584	$3,094,603	$1,728,959
Cost of sales	$1,202,007	$1,190,455	$ 600,773
Gross profit	$2,169,577	$1,904,148	$1,128,186
% Gross profit	64.35%	61.53%	65.25%
Expenses	$ 1,244,682	$1,009,399	$ 932,542
Net Earnings (Loss)	$ 562,002	$ 894,749	$ 195,644
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ 0.05	$ 0.08	$ 0.02
Total assets	$2,693,167	$2,300,251	$ 1,144,686
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2008	2007	2007	2007	2007	2006	2006	2006
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	396,374	1,232,832	364,473	1,221,640	467,920	939,281	528,097	1,117,968
Net Earnings (Loss)	(223,737)	128,625	(20,610)	403,913	50,074	(91,405)	158,966	448,136
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	(0.02)	0.011	(0.002)	0.034	0.004	(0.01)	0.01	0.04

LIQUIDITY AND RISKS

As at March 31, 2008, the Company had a working capital excess of $819,440 compared to a working capital excess of $582,471 as at December 31, 2007, the end of the Company's last completed fiscal year. The increased excess was a direct result of the increased inventory, decrease in accrued expenses and decrease in income taxes payable and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has an exclusive license agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES

Refer to Note 5.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS
There were no material subsequent events.

CORPORATE DISCLOSURE
The company has established disclosure controls, procedures and corporate policies so that the financial results are presented accurately, fairly and timely.

The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under applicable securities regulation is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

No matter how well designed, all internal control systems provide only reasonable and not absolute assurance that financial information is accurate and complete. Should lapses in the disclosure controls and procedures occur and/or if mistakes occur, the Company will take whatever steps necessary to minimize the consequences of such occurrences.

The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that is has an effective system of disclosure controls and procedures. In reaching this conclusion, the Company recognizes that it is very dependent upon its legal counsel to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure and filing requirements and that the Board of Directors is active and communicates often and effectively.

The Board of Directors of the Company are in fact the Company's executive management team. Each member of the Board has varying degrees of knowledge concerning the regulatory disclosure requirements.

The Company is small and must rely on its legal counsel and Board of Directors to assist it and as such they form part of the disclosure controls and procedures.

As the Board of Directors is also the senior management of the Company, open and effective lines of communication amongst the Board must be in place. The Company believes this communication exists. While the Certifying officers have evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2007 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures.

The Company evaluated the design of its internal controls and procedures over financial reporting for the year ended December 31, 2007. This evaluation was performed by the Chief Executive Officer and Chief Financial Officer with the assistance of the other members of the Board of Directors to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

FORWARD LOOKING STATEMENTS

Statements that are not historical facts may be considered to be forward looking statements. This report contains forward-looking statements. Forward-looking statements include management's beliefs and expectations of certain events based on assumptions. Forward-looking statements include estimates of objectives, future events and assumptions. These items can include operating and financial conditions, capital spending, accounting estimates, regulatory changes, environmental legislation, engineering evaluations, commodity prices and demand for commodities. Forward-looking statements, by their very nature, involve risks and uncertainties. Therefore, actual results could differ materially from those expected due to changes in the factors used to predict future results. While management's assumptions are considered reasonable at the time of preparation, readers are cautioned that such assumptions may change and undue reliance should not be placed on forward-looking statements.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at www.sedar.com or the Company's web site at www.sunrecords.com.

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John A. Singleton, Chief Financial Officer for **Sun Entertainment Holding Corporation**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding Corporation**(the "Issuer") for the interim period ending **March 31, 2008**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **May 30, 2008**

"John A. Singleton"
John A. Singleton
CFO

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Shelby S. Singleton Jr., President and Chief Executive Officer for **Sun Entertainment Holding Corporation**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding Corporation** (the "Issuer") for the interim period ending **March 31, 2008;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **May 30, 2008**

"Shelby S. Singleton Jr."
Shelby S. Singleton Jr.
President & CEO

END